

The Degrees Plato Small Business Bond™

Located at MacArthur and High, the real crossroads of Oakland, Degrees Plato is a taproom and bottle shop that offers close to 50 taps of predominantly California craft brews, plus a few international ones thrown in for good measure.

Owner Rich Allen, with his wife Mercedes Sperling, curates at a cicerone level having spent over a decade working in the beer industry. Accompanying the beers on tap is our freshly cooked Mexican fare.

Bond Offering

Raising

$250,000

Yield Range

7.00–9.00%

Repayment Period

84 months

About Degrees Plato

Founder's Story

Degrees Plato was founded by husband & wife team Rich Allen & Mercedes Sperling.

Rich spent over a decade working in the beer industry, including at Mikkeller. Recognizing the abundance of high quality local California breweries, Rich set out to create a taproom and bottle shop that would give his Oakland neighborhood access to the finest brews.

Rich and Mercedes envisioned Degrees Plato to be a community destination for the Laurel District, welcoming to all, offering comfort and connection through great beer and exquisite fare.

Roadmap

Here's a breakdown of how funds will be allocated to achieve our vision of being a thriving community destination:

Outdoor Space: Develop outdoor space to attract more customers and grow our community.

Refinance: To refinance our SBA loan so that the profits from financing charges go to our community instead of the bank.

Marketing: Create and distribute digital content to deepen and broaden the Degrees Plato brand.

Working Capital: To maximize our operational efficiency and foster sustainable growth.

Metrics

Gross profit margin increased from 16% in 2018 to 20% in 2019
Year over year growth of 7%

Revenue

2019	*$1,105,559
2018	$1,035,654
2017	**$432,977

*2019 annualized revenue

*2017 began operations in June

Recognition

Facebook	4.9 Rating
Google	4.5 Rating
Yelp	4 Stars

Named top picks for Oakland Restaurant Week 2019 (Berkeleyside)

Located at

4251 MacArthur Blvd.   degreesplato.com
Oakland, CA 94619

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